UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2018

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM WINS 10 MHz ON THE 700 MHz BAND FREQUENCY AND INVESTS 680 MILLION EUROS FOR THE NETWORKS OF THE FUTURE

This is the first outcome of the auction launched by the Ministry of Economic Development for portions of the national 5G frequencies spectrum

The 700 MHz frequencies will ensure extensive 5G coverage also outside the metropolitan city areas and in indoor environments

TIM consolidates its leadership on the mobile communications market in Italy being one of only two operators owning spectrum on all the sub-1000 MHz frequencies: 700, 800 e 900MHz

Rome, 13 September 2018

With the first round of the auction for 5G frequencies put up for sale by the Ministry of Economic Development now complete, TIM has won with an investment of 680,200,000 euros (in line with the starting price of 676,472,792 euros) two of the four blocks of 5+5 MHz each on the 700 MHz band (10 MHz in upload and 10 MHz in download) which will be available from 2022 and valid until 2037.

The two blocks are the maximum amount that could be acquired by TIM according to current Antitrust regulations.

This important result increases the frequencies available to TIM which are essential for the 5G services; the new spectrum will be added to the 20+20 MHz that TIM has in the low frequency 800 MHz and 900 MHz bands, which already ensure the supply of UBB services to more than 98% of the population.

5G is a key technology for many services that will dramatically change the way we live and do business and that will bring Italy to an increasingly connected and smart reality, supporting Industry 4.0, Internet of Things and Smart Cities. The availability in 2022 of the 700 MHz frequencies will be crucial, as by then the 5G ecosystem will be widespread, connecting billions of smart objects - cars, public transports, domestic meters and the control elements of water and gas networks, bins, street lamps, buildings and all what is related to smart cities. These frequencies will also sustain the growth of data consumption from video services, such as virtual and augmented reality, video surveillance and telemedicine services in the most challenging conditions.

Tens of billions of devices and sensors with mobile connection that will produce an ever-increasing amount of data for the evolution of the Gigabit society over the next 20 years and beyond.

The new 700 MHz frequencies will allow TIM to serve the entire Italian territory, bringing UBB services both in rural and digital divide areas and in indoor areas that are particularly challenging for mobile coverage, such as buildings in the historic city centres, optimizing investments on the network.

5G networks will allow a download capacity of approximately 10-50 Gigabit with maximum latency of 1 millisecond for mobile communications, therefore ensuring a strong improvement of the performances of today’s 4G and 4.5G.

In relation to the payment of the frequencies, the Government has established in the budget law of 2017 that the proceeds will derive primarily from the frequencies 3.6-3.8 and 26.5-27.5. For the current year the Government has identified, in relation to the 5G auction, to collect a total 1,250 million euros from all operators, 50 million in 2019, 300 million in 2020, 150 million in 2021, and the remaining surplus in 2022. For TIM Group, an exact estimate of the cash outlay, and thus of the impact on the net financial position, can therefore be carried out only at the end of the auction as a whole.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the six months ended June 30, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager